Exhibit 4.42

Quotient Clinical Limited Master Services Agreement

This Agreement is made on 10th December, 2013

Between

(1)
Quotient Clinical Limited a company registered in England and Wales under number 02393366 whose registered office is at Mere Way, Ruddington Business Park, Nottingham, NG11 6JS United Kingdom (“Quotient Clinical”); and

(2)	Prana Biotechnology Ltd a company registered in Australia under number ACN 080 699 065 whose registered office is at Level 2, 369 Royal Parade, Parkville 3052, Victoria, Australia (“Customer”);

Recitals

(A)	Quotient Clinical is engaged in the development of formulations and conduct of clinical research in relation to pharmaceutical products.

(B)	Customer is engaged in the development of pharmaceutical products.

(C)
Quotient Clinical and Customer wish to establish an ongoing relationship under which, from time to time, Customer may request that Quotient Clinical performs research and other services in relation to the Customer’s pharmaceutical products.  They have agreed to enter into this Agreement to set out the terms of such relationship.

It is agreed

1	Definitions

ABPI means the Association of British Pharmaceutical Industry in the United Kingdom.

Affiliates means any parent or subsidiary companies of a party

Agreement means this Master Services Agreement

Background Material means any and all data, materials, pharmaceutical products, formulation methods, software, know-how, inventions and/or discoveries of a party which is/are in existence at the date of this Agreement or which is/are developed or arise(s) independently of any Research

Background Intellectual Property means any Intellectual Property in and to any Background Material

Clinical Protocol means a protocol for the conduct of Research agreed in writing between the parties

Commencement Date means the date of this Agreement set out above

Confidential Information means all information disclosed by one party to the other whether in oral or written form in relation to Quotient Clinical performing the Research with Customer’s Materials and includes without limitation in respect of Confidential Information of the Customer: Research Output, Customer’s Materials, Customer Data, any information contained in Background Material provided by Customer, a Clinical Protocol (except to the extent that the same contains or constitutes any Background Material of Quotient Clinical) which shall all be deemed to be the Confidential Information of the Customer.

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Customer Data means documents, data and information relating to any Materials and/or Research

Force Majeure means any circumstance beyond the reasonable control of the party affected by it and includes for each party, acts of god, industrial disputes, telecommunications failure, power supply failure, computer breakdown, failure of suppliers to meet delivery requirements and absence of key personnel for an extended period due to illness or injury

Good Clinical Practice (GCP) means good clinical practice as set out in the ICH guidance on Good Clinical Practice as defined in ICH topic E6 and laid down in directive 2005/28/EC

Good Manufacturing Practice (GMP) means good manufacturing practice as laid down in directive 2003/94/EC and the requirements defined in: The Rules Governing Medicinal Products in the European Community Volume 4, including the Investigational Medicinal Products Annex 13, and as applied to APIs for Use in Clinical Trials, as covered within the EU Guidance to Good Manufacturing Practice Part II, Section 19 and ICH Q7 Section 19

Intellectual Property means all patents, trade marks or trading names (whether or not registered), rights in know-how, design rights (whether or not registered), copyright, database rights, rights in inventions and know-how, all applications for the same and all rights having equivalent or similar effect, in each case subsisting at any time, anywhere in the world

Materials means any materials and/or substances or pharmaceutical products which are the subject of Research

Payment Schedule means the document set out at appendix 2 of a Work Order

Proposal means the proposal and costing document set out at appendix 1 of a Work Order

QC Non-Cancellable Costs means such of the non-cancellable costs specified in the Work Order which Quotient Clinical has not been able to avoid or mitigate pursuant to clauses 7.2 or 8.8, as applicable.

Regulations means the Medicines for Human Use (Clinical Trials) Regulations 2004 and as amended in 2006 and any subsequent amendments made to those regulations

Research means any trial, study and/or services to be carried out by Quotient Clinical which are set out in the relevant Proposal

Research Output means any data, results and/or materials produced by Quotient Clinical, in the course of and relating to Research (whether individually, collectively or jointly with the Customer and on whatever media), which it is required to deliver to the Customer pursuant to the relevant Proposal, including, without limitation, any and all reports and case report forms, but excluding any Background Materials.

Service Providers means subcontractors (of whatever level) and agents of Quotient Clinical and their employees

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Sponsor has the meaning given to it in the Regulations

Term means the period of five (5) years from the Commencement Date

Trial Subject means a person who is administered and/or who consumes any Materials in connection with Research

Work Order means a document (in substantially the same form as that set out in schedule 1) which has been issued by Quotient Clinical and agreed by both parties as envisaged under clause 2.1.

2	The Research

2.1
In consideration of the first Work Order the parties agree that if, at any time during the Term, it is agreed that Quotient Clinical will perform any particular trial, study and/or services for the Customer, a document in substantially the form set out in schedule 1 will be completed and issued by Quotient Clinical in relation to such trial, study and/or services, and will be signed by both parties. Each such Work Order will constitute a separate contract between the parties for the performance by Quotient Clinical of the relevant Research, and the payment by the Customer of the amounts set out in the relevant Proposal (and the performance by the Customer of its other obligations), in accordance with the terms of this Agreement and the relevant Work Order (to the exclusion of any other terms and/or conditions which the Customer may attempt or purport to impose).

2.2
Quotient Clinical shall carry out all Research in accordance with the relevant Clinical Protocol and with due skill and care in accordance with industry best practice and  strictly in accordance with the Proposal, the Regulations and all other applicable laws, Good Clinical Practice and Good Manufacturing Practice. Quotient Clinical must inform Customer within 24 hours of any serious adverse events and significant deviations from, or breaches of the standards applied to the Services, to enable Customer to meet its requirements for reporting such events to the applicable Regulatory Authority.

2.3
All services to be provided by Quotient Clinical under this Agreement and any Work Order will be deemed to be provided at the Customer’s request and the Customer accepts that it is responsible for verifying that those services are suitable for its own needs.

2.4
The Customer  may  during  this Agreement  inspect  and/or audit Quotient  Clinical’s performance of any Research on giving Quotient Clinical at least 48 hours  written notice. The Customer shall use its reasonable endeavours not to cause any disruption to Quotient Clinical’s business in carrying out such inspection or audit.

2.5
The Customer shall ensure that its employees co-operate fully with Quotient Clinical and any Service Providers in relation to the provision of any Research (including without limitation complying with Quotient Clinical’s normal and reasonable codes of staff and security practice). The Customer shall comply with its obligations as set out in any Proposal in a timely manner.

2.6	The Customer shall provide to Quotient Clinical:

(a)
all information and support necessary to enable Quotient Clinical to fulfil all of its obligations under the Regulations in relation to any Research including for the avoidance of doubt completing any necessary applications or notifications to the licensing authority under the Regulations, any ethics committee, any other investigator, any medical practitioner and/or any person subject to or connected with the relevant clinical trial; and

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(b)
a copy of the Investigator’s Brochure and where available, the Investigational Medicinal Product Dossier for the relevant pharmaceutical product and at all times during any Research and during the preparation of any report relating to the same, also promptly provide Quotient Clinical with written notifications containing details of any applicable and relevant new information and data (as it emerges) relating to the safety and safe usage of the relevant Materials including any new and relevant preclinical and clinical pharmacovigilence information and data.

The Customer warrants and undertakes to Quotient Clinical that all such information is and will at all times be to the best of its knowledge accurate, complete and not false or misleading.

2.7
Subject to this clause 2.7, where it states in a Work Order that Quotient Clinical will act as the Legal Representative of the Customer for the purposes of the relevant Research and to facilitate the parties’ compliance with the Regulations, the provisions of schedule 2 shall apply to that Work Order. For the avoidance of doubt, Quotient Clinical shall be responsible for ensuring that Regulatory authorisations (clinical trial approval and ethics committee Approval) are in place on behalf of Customer. The Customer acknowledges and agrees that it shall be the Sponsor in relation to all Research and that Quotient Clinical is not taking on any Sponsor obligations pursuant to this Agreement or any Work Order. The Customer shall ensure that it complies with its obligations under the Regulations and with all other applicable laws and regulations. In particular, the Customer acknowledges that it shall be solely responsible for ensuring that it has all necessary intellectual property rights, licences and permissions in relation to its pharmaceutical products to allow Quotient Clinical to carry out all Research. Quotient Clinical shall otherwise ensure that at all times any Clinical Protocol reflects all the requirements of the Regulations. Subject to Quotient Clinical’s compliance with this clause 2.7, the Customer shall indemnify and keep indemnified Quotient Clinical against all losses, claims, costs, expenses, damages and liabilities arising out of a breach by the Customer of any laws or regulations in relation to any Research and/or the relevant Materials including its obligations as Sponsor of any Research pursuant to the Regulations.

2.8
Should Quotient Clinical become aware of any mistake or error or failure by it (or its Service Provider) to comply in any way with this Agreement (collectively called “Quality Breaches”) Quotient Clinical must immediately notify Customer in writing. If in the reasonable opinion of Customer, a Quality Breach (whether notified by Quotient Clinical or otherwise ascertained by Customer) has or will render (on its own or together with any other Quality Breach) any Research Data or work performed by Quotient Clinical inaccurate, unusable or requiring repetition (“Major Quality Breach”), then Quotient Clinical will at the Customer’s election either (i) repeat the relevant part or parts of a Work Order (or the whole Work Order, if the nature or scale of the Quality Breaches in the reasonable opinion of Customer necessitate this)   as soon as possible at Quotient Clinical’s cost in accordance with the agreed specification or Protocol (as applicable); or (ii)   refund to Customer the sums paid to Quotient Clinical on account of the the relevant part or parts of the Work Order or the whole Work Order, as applicable. The foregoing shall not be Customer’s sole remedy in the event of such failure by Quotient and Customer shall retain its right to seek all other remedies available under law or equity.

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3	Payment

3.1	Unless otherwise stated in this Agreement, the Customer shall pay all Quotient Clinical’s invoices within 30 days on presentation of such invoice.

3.2
Quotient Clinical shall present all invoices to the Customer for Research in accordance with the relevant Payment Schedule. All charges set out in this Agreement and/or any Work Order are exclusive of Value Added Tax or any similar taxes, levies or duties, for which the Customer will be additionally liable.

3.3	If any payment that is due to be made under this Agreement and/or a Work Order by the Customer to Quotient Clinical is not paid within the period of 30 days after presentation of the relevant invoice:

(a)
Quotient Clinical reserves the right to charge interest thereon, on a day to day basis after the 30 day payment period has elapsed at an annual rate of 4% above the National Westminster Bank plc’s base rate from time to time applicable until the sum is paid; and

(b)
Quotient Clinical may suspend all work under this Agreement and any Work Order until payment has been made in accordance with clause 3.1 or arrangements as to payment or credit have been established which are satisfactory to Quotient Clinical.

4	Supply of Materials and Customer Data

4.1
The Customer shall promptly supply to Quotient Clinical, free of charge, the Customer Materials and Customer Data reasonably required by Quotient Clinical to enable it to perform any Research in accordance with a Proposal and hereby authorises Quotient Clinical and its Service Providers to use, modify and copy the same to the extent necessary to enable Quotient Clinical to carry out such Research. Any Customer Materials and Customer Data provided by the Customer shall remain the property of the Customer at all times and Quotient Clinical shall ensure that it uses such Materials and Customer Data solely for the purpose of carrying out the relevant Research and keeps them secure and in confidence.

4.2
Quotient Clinical shall maintain accurate records of its use, storage, handling and administration of Materials in accordance with best industry practice and in accordance with GCP and GMP requirements (as applicable) and otherwise in such format as the Customer shall require and shall supply the Customer with copies thereof upon the Customer’s written request.

4.3
As soon as practicable following completion of Research or upon termination of a Work Order, Quotient Clinical shall, if so requested in writing by the Customer, return to the Customer any Materials which remain unused, any copies of Customer Data provided to it by the Customer pursuant to this Agreement, all Confidential information and Background Material of the Customer previously disclosed to Quotient Clinical, all Research Output and the Work Order which are in Quotient Clinician’s power, possession or control.

4.4
The Customer warrants and undertakes that it has the right to give to Quotient Clinical all Materials and Customer Data which it provides to Quotient Clinical and that the use by Quotient Clinical and its Service Providers of such Materials and/or Customer Data will not infringe the Intellectual Property or other rights of any person.

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4.5
The Customer shall indemnify and keep indemnified Quotient Clinical in respect of any losses, costs, damages, claims and/or expenses incurred by Quotient Clinical and/or any Service Provider due to any third party allegation or claim that any such use referred to at clause 4.4 infringes the lntellectual Property of any third party.

5	Confidentiality

5.1
Subject to clauses 5.2, 5.3, 6.5 and 6.6, each party agrees to keep confidential and not to disclose any and all Confidential Information of the other party, except to its Affiliates and to those of its employees (and in the case of Quotient Clinical any Service Providers) who are required to have access to such confidential information for the purpose of performing the obligations under this Agreement and/or any Work Order and who are legally obligated to maintain confidentiality on terms no less restrictive than provided for in this Agreement and have been informed of the confidential nature of such information.

5.2	The obligations set out in clause 5.1 shall not apply to any Confidential Information which:

(a) at the date of its disclosure is in the public domain or which subsequently enters the public domain through no act or omission on the part of the receiving party:

(b) at the date of its disclosure is already known to the receiving party as evidenced by written records:

(c) is independently developed by the receiving party or is lawfully disclosed to the receiving party by a third party as evidenced by written records; or

(d) is required to be disclosed by the receiving party in order to comply with a legal obligation.

In relation to any information which is created by (rather than disclosed to) one party but which is, pursuant to this Agreement and/or any Work Order, deemed to be the Confidential Information of the other party on creation, any reference in clauses 5.2 (a) to (b) above to “disclosure” shall mean “creation” and to “receiving party” shall mean “creating party”.

5.3	All confidential information containing personal data shall be handled in accordance with applicable law, including but not limited to the UK Data Protection Act 1998

5.4	Subject to prior written approval of the Customer, Quotient Clinical may refer to the Customer as its client on its website and in marketing materials and proposals.

6	Intellectual Property

6.1
Subject to clauses 6.3 and 6.5, the Research Output and all lntellectual Property subsisting in it shall be solely owned by Customer and Quotient Clinical hereby assigns to the Customer all its right, title and interest in and to any Research Output and the lntellectual Property rights therein.

6.2
At the request and reasonable expense of the Customer, Quotient Clinical shall do all such things and sign all documents or instruments reasonably necessary to vest in the Customer the rights in Research Output and confirm the assignment pursuant to clause 6.1.

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6.3
Save as set out in clause 6.4, nothing in this Agreement and/or any Work Order shall transfer or grant any right, title or interest to any Background Material and/or Background Intellectual Property of either party to the other party.

6.4
The Customer hereby grants to Quotient Clinical a royalty-free, non-exclusive licence to use the Customer’s Background Intellectual Property solely to the extent necessary for Quotient Clinical to perform its obligations set out in this Agreement and/or any Work Order.

6.5
Quotient Clinical shall own any improvements to its Background Intellectual Property arising and/or developed by it in the performance of this Agreement and/or any Work Order and shall be fully entitled to use and exploit in any way it deems fit any skills, techniques, concepts or know-how acquired, developed or used in the course of performing any Research.

6.6
Quotient Clinical may submit a copy of any proposed publication to the Customer who shall have 30 days in which to determine (a) if the timing is appropriate for any such publication, (b) amendments are required to enable Customer to approve the publication or (c) being mindful that the results are the Confidential Information of the Customer - if the nature or content of the publication is appropriate for publication. Customer’s determination on publication approval is final.

6.7
The Customer undertakes that, prior to pubiication of any information, article, paper, report or other material containing Research Results (other than company announcements and regulatory submissions), it wiil submit a copy of such publication to Quotient Clinical who shall have 30 days in which to request amendments thereto which, to the extent that such proposed amendment are reasonable and pertain to a correction of an error, the Customer shall be obliged to incorporate prior to such publication.

7	Delays

7.1	If any part of any Research is delayed soley due to a new request of the Customer not contemplated in the applicable Work Order or due to the wilful act or omission of the Customer and this occurs:

	(a)	greater than 90 days prior to dosing, then no part of the QC Non-Cancellable Costs will be payable by the Customer;

	(b)	between 90 and 61 days prior to dosing, then 50% of the QC Non-Cancellable Costs will be payable by the Customer:

	(c)	between 60 and 31 days prior to dosing, then 75% of the QC Non-Cancellable Costs will be payable by the Customer;

	(d)	30 days or less prior to dosing, then all of the QC Non-Cancellable Costs will be payable by the Customer.

The Customer will also be liable to pay Quotient Clinical:

	(e)	such tangible costs and expenses (excluding fixed operating costs) which:

		(A)	Quotient Clinical cannot avoid or mitigate pursuant to clause 7.2;

		(B)	do not constitute QC Non-Cancellable Costs; and

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(C)
have been directly incurred by Quotient Clinical in relation to the Work Order as a consequence of the delay and constitute non- cancellable sums which it is liable to pay third party subcontractors or service providers.

7.2
Quotient Clinical shall use its reasonable endeavours to mitigate the costs and expenses referred to in clause 7.1. In its subcontractor/service provider contracts, Quotient Clinical must also use its best endeavours to negotiate the Inclusion of a requirement that these suppliers use their reasonable endeavours to mitigate any non-cancellable or non-refundable costs payable by Quotient Clinical.

7.3
The Customer shall make the payment set out in clause 7.1 within 30 days of invoice on presentation of Quotient Clinical’s invoice for the same. Quotient Clinical’s invoice must be accompanied by copies of relevant documentation supporting the invoiced sums.

8	Duration and Termination

8.1
This Agreement shall come into force on the Commencement Date and shall, unless terminated earlier pursuant to any of the provisions of this clause 8 (and subject to clause 8.11) below, remain in force until the Customer has received the final Research Output to be delivered by Quotient Clinical, and Quotient Clinical has received ail sums payable to it, under this Agreement and all Work Orders. For the avoidance of doubt, each Work Order shall come into force on the date that it has been signed by both parties and shall (subject to earlier termination in accordance with this clause 8 and to the provisions of clause 8.11) remain in force until the Customer has received the Research Output to be delivered by Quotient Clinical, and Quotient Clinical has received all sums payable to it, pursuant to that Work Order.

8.2
Either party may terminate this Agreement, and/or any Work Order (and the relevant Research), forthwith by giving notice in writing to the other party if the other party, (being a company) enters into liquidation or a provisional liquidator is appointed in respect of it, shall pass a resolution or suffer an order of a court to be made for its winding up, or if a receiver, administrator, administrative receiver or manager or similar officer is appointed in respect of the whole or any part of its assets, or if a notice of intention to appoint an administrator or an application for the appointment of an administrator shall be presented or filed in respect of it, or (being an individual or partnership) the other shall suspend payment or propose to enter into any composition with creditors or become unable to pay its debts (or have no reasonable prospect of doing so) or suffer a bankruptcy order or if anything analogous or similar to the above occurs to the other in any jurisdiction;

8.3
The Customer may terminate this Agreement and/or a specific Work Order (and the relevant Research), forthwith by giving notice in writing to Quotient Clinical, if Quotient Clinical is in material breach of any of its obligations under or in connection with this Agreement and/or a Work Order and (where the breach is capable of remedy) fails to remedy the same within 30 days of a request specifying the breach and requiring it to be remedied.

8.4
Quotient Clinical may terminate this Agreement and/or any Work Order (and the relevant Research), forthwith by giving notice in writing to the Customer, if the Customer is in material breach of any of its obligations under or in connection with this Agreement and/or a Work Order and (where the breach is capable of remedy) fails to remedy the same within 30 days of a request specifying the breach and requiring it to be remedied.

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8.5	Subject to clause 8.6, the Customer may terminate this Agreement or any Work Order (and the relevant Research) on giving Quotient Clinical not less than 14 days notice in writing.

8.6	On termination of any Work Order (whether by termination of the Agreement or by termination of that Work Order) by the Customer pursuant to clause 8.5, then the Customer shall;

	(i)	pay to Quotient Clinical:

		(A)	50% of the QC Non-Cancellable Costs, if the Work Order is terminated between 90 and 61 days prior to the agreed date for dosing;

		(B)	75% of the QC Non-Cancellable Costs, if the Work Order is terminated between 60 and 31 days prior to the agreed date for dosing;

		(C)	100% of the QC Non-Cancellable Costs, if the Work Order is terminated less than 30 days prior to the agreed date for dosing;

(ii)
pay to Quotient Clinical (in full without set off or deduction of any kind) any amounts (for work done) which Quotient Clinical has already invoiced to the Customer but which remain unpaid at the date of termination and/or which Quotient Clinical is entitled to invoice in accordance with the relevant Payment Schedule; and

	(iii)	pay to Quotient Clinical such tangible costs and expenses (excluding fixed operating costs) which :

		(A)	Quotient Clinical cannot avoid or mitigate pursuant to clause 8.8;

		(B)	do not constitute QC Non-Cancellable Costs; and

(C)
have or will be directly incurred by Quotient Clinical in relation to the then current stage of the Work Order as a consequence of the termination and constitute non-cancellable sums which it is liable to pay third party subcontractors or service providers;

provided that any payments made in accordance with this clause 8.6 are contemplated in the Work Order and do not in aggregate exceed the aggregate of the amounts set out in the relevant Payment Schedule up to completion of the Work Order (less what has already been paid by Customer pursuant to the Payment Schedule).

8.7	On termination of any Work Order (whether by termination of the Agreement or by termination of that Work Order) by Quotient Clinical pursuant to clauses 8.2 or 8.4, then the Customer shall:

	(i)	pay to Quotient Clinical:

		(A)	50% of the QC Non-Cancellable Costs, if the Work Order is terminated between 90 and 61 days prior to the agreed date for dosing;

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		(B)	75% of the QC Non-Cancellable Costs, if the Work Order is terminated between 60 and 31 days prior to the agreed date for dosing;

		(C)	100% of the QC Non-Cancellable Costs, if the Agreement is terminated less than 30 days prior to the agreed date for dosing;

(ii)
pay to Quotient Clinical (in full without set off or deduction of any kind) any amounts (for work done) which Quotient Clinical has already invoiced to the Customer but which remain unpaid at the date of termination and/or which Quotient Clinical is entitled to invoice in accordance with the relevant Payment Schedule; and

	(iii)	pay to Quotient Clinical such tangible costs and expenses (excluding fixed operating costs) which :

		(A)	Quotient Clinical cannot avoid or mitigate pursuant to clause 8.8;

		(B)	do not constitute QC Non-Cancellable Costs; and

(C)
have or will be directly incurred by Quotient Clinical in relation to the the then current stage of the Work Order as a consequence of the termination and constitute non-cancellable sums which it is liable to pay third party subcontractors or service providers, provided that any payments made in accordance with this clause 8.7 are contemplated in the Work Order and do not in aggregate exceed the aggregate of the amounts set out in the relevant Payment Schedule up to completion of the Work Order (less what has already been paid by Customer pursuant to the Payment Schedule).

8.8
Quotient Clinical shall use its reasonable endeavours to mitigate the costs and expenses referred to in clauses 8.6 and 8.7. In its subcontractor/service provider, Quotient Clinical must also use its best endeavours to negotiate the inclusion of a requirement that these suppliers use their reasonable endeavours to mitigate any non-cancellable or non-refundable costs payable by Quotient Clinical.

8.9
The Customer shall make the payments and reimbursements set out in clauses 8.6 and 8.7 within 30 days of presentation of Quotient Clinical’s invoice for the same. Quotient Clinical’s invoice must be accompanied by copies of relevant documentation supporting the invoiced sums.

8.10
On termination of any incomplete Work Order (whether by termination of this Agreement or by termination of that Work Order) by the Customer pursuant to clauses 8.2 or 8.3, Quotient Clinical shall immediately refund all payments made by Customer in respect of the Work Order. The foregoing shall not be Customer’s sole remedy in the event of such failure by Quotient and Customer shall retain its right to seek all other remedies available under law or equity.

8.11
Termination of this Agreement and/or any Work Order shall be without prejudice to all rights and remedies which have accrued thereunder prior to such termination. Any provision of this Agreement and/or any Work Order which expressly or by implication is intended to survive (including, without limitation, the provisions of clauses 1, 2.3, 2.6, 2.7, 2.8, 3.1, 3.3, 4.4, 4.5, 5, 6, 7, 8.6, 8.7, 8.8, 8.9, 8.10, 9, 10.2, 11, 12 and 13) shall survive the expiry or sooner termination of this Agreement or that Work Order (as applicable). For the avoidance of doubt, if this Agreement terminates, each Work Order shall terminate, but termination or expiry of one Work Order shall not of itself affect the continuation of another Work Order or (subject to clause 8.1 above) this Agreement.

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9	Indemnity

9.1
Customer confirms it accepts its obligations to provide compensation for Subjects in line with the ABPI Guidelines on Medical Experiments in non-patient Human Volunteers published in 1998 and ABPI Guidelines for Phase 1 Clinical Trials published in 2012 and any relevant guidelines referenced therein, including but not limited to the Guidance for Insurance and Compensation in the event of injury in Phase I clinical trials, and any further amendments to these Guidelines as appropriate.

9.2
The Customer shall indemnify and keep indemnified Quotient Clinical and shall pay such sums to Quotient Clinical as would keep Quotient Clinical’s employees and Service Providers indemnified, from and against any and all losses, costs, expenses (including legal expenses), claims, damages and liabilities arising out of or in connection with any claim made by a third party which arises out of the performance of the Research and/or administration to, and/or consumption by, any Trial Subject of any Materials during the course of any Research PROVIDED:

	(a)	that the Customer shall not be liable pursuant to this clause 9.2 for any losses, costs, claims, expenses, damages or other liability to the extent that these are directly caused by:

	(i)	the failure of Quotient Clinical or of any Service Provider to comply with this Agreement, the relevant Work Order, the relevant Clinical Protocol for the Research or to observe Good Clinical Practice or Good Manufacturing Practice, the Regulations or any other applicable laws;

	(ii)	any negligent act or omission or any breach of any law by Quotient Clinical or any Service Provider; and

(b)
that as soon as reasonably practical following receipt by Quotient Clinical of a notice of any kind whatsoever of any claim or lawsuit which would fall under this clause 9.2, Quotient Clinical notifies the Customer in writing thereof and, subject to the Customer giving to Quotient Clinical such security as to costs and damages as Quotient Clinical may reasonably require, the Customer, and/or its insurers, shall take over and conduct the settlement and/or defence of such claim or lawsuit.

9.3
Subject to clause 11, Quotient Clinical shall indemnify and keep indemnified the Customer against all losses, costs, expenses (including legal expenses), claims, damages and liabilities arising out of any claim made by a third party which arises out of the administration to a Trial Subject of any relevant Materials during the course of Research to the extent that this is directly due to Quotient Clinical’s failure to comply with the Clinical Protocol for the relevant Research or to observe Good Clinical Practice in administering the relevant Materials as part of that Research PROVIDED that as soon as reasonably practical following receipt by Customer of a notice of any kind whatsoever of any claim or lawsuit which would fall under this section 9.3 the Customer notifies Quotient Clinical in writing thereof, the Customer makes no admission or statement prejudicial to the claim in question and, subject to Quotient Clinical giving to the Customer such security as to costs and damages as the Customer may reasonably require, Quotient Clinical, and/or its insurers, shall take over and conduct the settlement and/or defence of such claim or lawsuit.

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10	Insurance

10.1	Quotient Clinical shall secure and maintain in full force and effect throughout the term of this Agreement appropriate insurance coverage for its responsibilities in connection with this Agreement.

10.2
The Customer shall maintain in force a no fault clinical trials insurance coverage policy with a reputable insurer to provide coverage to Trial Subjects sustaining bodily injury as a result of use of the Materials. Such cover shall provide for a minimum cover of AUD10 Million. Customer is willing to provide indemnity to Quotient Clinical in this regard as detailed in Clause 9, Indemnity and upon Quotient Clinical’s request, Customer shall make available for Quotient Clinical’s and/or Ethics Committee review, policy documents, certificates and any other relevant documents, as required, evidencing such insurance.

11	Limitation of Liability

11.1
Nothing in this Agreement or any Work Order shall exclude or restrict either party’s liability for death or personal injury caused by that party’s negligence, for fraudulent misrepresentation, for breach of any provision in clause 5 or 6 or to the extent that any restriction or exclusion of liability is prohibited bylaw.

11.2
Subject to clause 11.1, in no event shall a party be liable in contract (including under any indemnity), tort (including negligence), breach of statutory duty or otherwise howsoever to the other party for:

(a) any loss of profit, loss of business, loss of goodwill, loss of contracts, loss of revenues or loss of anticipated savings; or

(b) any increased costs or expenses; or

(c) any special, indirect, or consequential loss or damage of any nature whatsoever, whatever the cause thereof,

(collectively, “Consequential Losses”) in each case arising out of or in connection with this Agreement or any Work Order provided that in the case of a claim by Customer under a Work Order in relation to a Major Quality Breach, Quotient will be liable for Consequential Losses but only to the extent of an amount not exceeding the Work Order contract price net of any refunds due to Customer by Quotient under clause 2.8 of this Agreement.

11.3
Subject to clause 11.1, the entire liability of Quotient Clinical to the Customer arising out of or in connection with a Work Order, whether arising from contract (including under any indemnity), tort (including negligence), or otherwise, shall not exceed three times the amount which is stipulated in the Proposal for that Work Order as to be paid by the Customer to Quotient Clinical.

11.4
Subject to clause 11.1 (and subject to and by virtue of clause 11.3) the total aggregate liability of Quotient Clinical to the Customer arising out of or in connection with this Agreement and/or any Work Orders, whether arising from contract (including under any indemnity), tort (including negligence), or otherwise, shall not, in any event, exceed three times the total of the amounts which are stipulated in the Proposals for ah Work Orders under this Agreement as to be paid by the Customer to Quotient Clinical.

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11.5
For the avoidance of doubt, if Quotient Clinical becomes liable to the Customer as a result of an act or omission in the course of or in relation to a particular Work Order including, without limitation any act or omission which constitutes a breach of a term of this Agreement) the Customer shall subject to clauses 11.1 and 11.2 only be entitled to make a claim against Quotient Clinical under the relevant Work Order referred to above and the limit at clause 11.3 will apply.

11.6
The Customer accepts that Quotient Clinical cannot act other than in accordance with the terms of any authorisation issued by the licensing authority for any Research and in accordance with the Regulations and all other relevant legal duties and obligations. Accordingly Quotient Clinical is not responsible for, and shall have no liability to the Customer for (provided that it or any Service Provider of it has not contributed in any way to Customer suffering), any delay, damage, liability or loss of or to the Customer (whether arising in contract, tort (including negligence) or otherwise) arising from the actions or failure to act of any licensing authority or ethics committee or as a result of Quotient Clinical complying with Its obligations under the Regulations or other legal duty or obligation including any obligation to provide notice or information to others regarding any Research and/or any obligation to safeguard the health and safety of any of its employees, the subject of any clinical trial or any other person who may be affected by any such trial,

12	Interpretation

12.1
Any references in this Agreement to clauses or schedules are to clauses of, or schedules to, this Agreement, and references in a schedule or part of a schedule to a paragraph are to paragraphs of that schedule or part of that schedule. The schedules shall have effect as part of this Agreement.

12.2	Headings shall be ignored in construing this Agreement and/or any Work Order.

12.3
References to a statute or statutory provision includes that provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement and any statutory instrument, order, by-law or other provision that may have been or may be made under it from time to time.

12.4	Unless the context otherwise requires, words imparting the singular shall include the plural and vice versa and reference to any masculine, feminine or neuter gender shall include the other genders.

12.5
A reference to a “person” or “persons” shall include companies, corporations, firms, unincorporated bodies of persons, local or other statutory authority and partnerships wherever and howsoever incorporated. The words “include”, “including”, or “includes” are to be construed as if they were immediately followed by the words “without limitation”.

12.6	In the case of conflict or ambiguity, the order of precedence for this Agreement and the documents attached to or referred to in this Agreement shall be as follows:

(a) The Clinical Protocol

(b) the clauses of these terms and conditions;

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(c) the schedules to this Agreement

provided that, in the event of any conflict or inconsistency between a term of this Agreement and a term of a Work Order, the term of the Work Order shall (for the purposes of interpreting that Work Order) prevail.

12.7	All references to time in this Agreement and/or any Work Order are to UK time. A reference to “Business Days” are to any day other than a Saturday, Sunday or public holiday in England.

12.8	Unless the context otherwise requires, any reference in this Agreement or a Work Order to a “party” shall be to one of the parties thereto (and reference to “parties” shall be construed accordingly).

13	General

13.1	Quotient Clinical may upon written agreement from the Customer be entitled to sub-contract all or any of its obligations under this Agreement and/or any Work Order, at any time, to any person.

13.2
Neither party shall, without the prior written agreement of the other party assign, novate, transfer sub-contract or otherwise dispose of any of the Customer’s rights or obligations arising under this Agreement and/or any Work Order.

13.3
Provided each party has, where reasonably practicable, put appropriate precautions in place enabling it to avoid the effect of a Force Majeure, neither party shall be liable for any failure to perform, or delay in performing, any of its obligations (other than payment obligations) if and to the extent that the failure or delay is caused by Force Majeure and the time for performance of the obligation, the performance of which is affected by Force Majeure, shall be extended accordingly.

13.4
This Agreement (together with all other documents to be entered into pursuant to it) sets out the entire agreement and understanding between the parties in connection with the subject matter thereof, and supersedes all proposals and Prior agreements, arrangements and understandings between the parties.

13.5
Each party acknowledges that in entering into this Agreement and/or any Work Order (and any other document to be entered into pursuant to it) it does not rely on any representation, warranty, collateral contract or other assurance of any person (whether party to this Agreement or otherwise) that is not set out in this Agreement or that Work Order (as applicable) or any document referred to in it. Each party waives all rights and remedies which, but for this clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance. The only remedy available to any party in respect of any representation, warranty, collateral contract or other assurance that is set out in this Agreement or a Work Order (or any document referred to in it) is for breach of contract under the terms of this Agreement or that Work Order (or the relevant document) as applicable.

13.6
Except as expressly stated in this Agreement (or a Work Order, in which case such exception will only apply for the purposes of that Work Order) all conditions, warranties, stipulations and other statements whatsoever (except as to title to goods) that would otherwise be implied or imposed by statute, at common law, by a course of dealing or otherwise howsoever are excluded to the fullest extent permitted by law.

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13.7	The parties shall do any other acts and execute any other documents that are necessary in order to give full effect to the terms of this Agreement and/or any Work Order.

13.8	No variation of this Agreement or any Work Order shall be effective unless it is in writing and is signed by or on behalf of each of the parties.

13.9
The rights and remedies of the parties in connection with this Agreement and any Work Order are cumulative and, except as expressly stated in this Agreement or that Work Order as applicable, are without prejudice to and are not exclusive of any other rights or remedies provided by law or equity or otherwise. Except as expressly stated in this Agreement or any Work Order any right or remedy may be exercised (wholly or partially) from time to time.

13.10
Unless expressly stated elsewhere in this Agreement (or a Work Order), all notices to be given to a party under this Agreement (or that Work Order, as applicable) shall be in writing in English and shall be marked for the attention of the person, and delivered by hand or sent by first class prepaid post to the address detailed at the first page of this Agreement. A notice shall be treated as having been received:

(a)
if delivered by hand between 9.00 am and 5.00 pm on a Business Day (which time period is referred to in this clause 13 as “Business Hours”), when so delivered; and if delivered by hand outside Business Hours, at the next start of Business Hours;

(b) if sent by first class post, at 9.00 am on the fifth Business Day after posting if posted on a Business Day and at 9.00 am on the seventh Business Day after posting in any other case; and

in proving that a notice has been given it shall be sufficient to prove that delivery was made, or that the envelope containing the notice was properly addressed and posted.

E-mailed notices are not valid for the purposes of this Agreement and/or any Work Order but this does not invalidate any other lawful mode of service.

13.1 1
The parties intend each provision of this Agreement and each Work Order to be severable and distinct from the others. If a provision of this Agreement or a Work Order is held to be illegal, invalid or unenforceable, in whole or in part, the parties intend that the legality, validity and enforceability of the remainder of this Agreement or Work Order (as relevant) shall not be affected.

13.12
Any person who is not a party to this Agreement (or a Work Order) cannot enforce any term of this Agreement (or that Work Order, as applicable) under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

13.13
This Agreement may be entered into in any number of counterparts and by the parties on separate counterparts, all of which taken together shall constitute one and the same instrument. However, this Agreement shall not come into force until each of the Customer and Quotient Clinical have signed at least one counterpart.

13.14
The validity, construction and performance of this Agreement and any Work Order shall be governed by and construed in accordance with the law of England and Wales. Each party irrevocably agrees to submit to the non-exclusive jurisdiction of the courts of England and Wales over any claim, dispute or matter arising under or in connection with this Agreement or a Work Order.

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13.15	In relation to all matters arising out of or in connection with this Agreement or a Work Order, each of the parties hereby:

	(a)	waives any objections on the grounds of venue or forum non conveniens or any similar ground; and

	(b)	consents to service of process by mail or in any other manner permitted by the relevant law.

Signed by the parties or their duly authorised representatives on the date of this Agreement

Signed by	)
duly authorised for and on behalf of	)
Quotient Clinical Limited	)	SIMON A. LEE, CCO

Signed by	)
duly authorised for and on behalf of	)
Prana Biotechnology Ltd	)	DIANNE ANGUS, COO

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Schedule 1

TEMPLATE WORK ORDER
(NUMBER [♦])

This Work Order is entered into by and between Prana Biotechnology Limited (“Customer”) and Quotient Clinical Limited, a company registered in England and Wales under number 02393366 whose registered office is at Newmarket Road, Fordham, Cambridgeshire, CB7 5WW (“Quotient Clinical”) and is supplemental, and entered pursuant, to the Master Services Agreement dated [♦] between the Customer and Quotient Clinical (“Agreement”).

The parties hereby agree as follows;

1	Work Order

This document and its appendices constitute a “Work Order” under the Agreement. The terms and conditions set out in the Agreement (including, without limitation, the provisions of clause 11 of the Agreement) shall apply to this Work Order.

2	Services and Payment of Fees and Expenses

2.1
The specific services to be provided by Quotient Clinical, and the amount(s) to be paid by the Customer to Quotient Clinical in return, pursuant to this Work Order (together with the related timescales, invoicing dates, and invoicing and payment details) are set forth in the following appendices which shall for all purposes form part of this Work Order:

		Appendix 1	Proposal
		Appendix 2	Payment Schedule

	2.2	[Quotient Clinical will act as the Legal Representative of the Customer for the purposes of the trial, study, and/or other services described in appendix 1 to this Work Order]*

3	Term

This Work Order shall come into force on the date that it has been signed by or on behalf of both parties and shall remain in force in accordance with clause 8 of the Agreement.

* To be deleted by Quotient Clinical as appropriate

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4	Amendments

No modification, amendment, or waiver of this Work Order shall be effective unless in writing and duly executed and delivered by each party to the other.

5	Signatures

Signed by the parties or their duly authorised representatives on the dates set out below

Signed by	)
duly authorised for and on behalf of	)
Quotient Clinical Limited	)
Date

Signed by	)
duly authorised for and on behalf of	)
Prana Biotechnology Ltd	)
Date

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Appendix 1 (Work Order Number [s])

Proposal

[w][Insert agreed proposal, deliverables, timeline and costing document]

Amount to be paid by the Customer: [w]

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Appendix 2 (Work Order Number [s])

Payment Schedule

	Payment Milestone – Invoicing Dates	Amount
1	Signature of Work Order	30%
2	First dosing day	20%
3	Last subject, last visit	30%
4	Database lock	10%
5	Dispatch of draft CSR	5%
6	Dispatch of final CSR	5%

The non-cancellable recruitment and screening, clinic and manufacturing labour costs for the Research are:

Study Period	Dates	Amount
1	[w]	£[w]
2	[w]	£[w]

Invoices will be addressed to:
Name [w]
Address [w]
Phone [w]
Fax [w]
Email [w]

Payments will be made by wire transfer to:

Payments will be made by wire transfer to:

Account	Quotient Clinical Ltd
Bank Name	Ulster Bank
Address	Belfast City Office 1
BT1 5UB

Account No.	10669356
Sort Code	98-00-60
Swift Code	ULSBGB2B
IBAN No.	GB41ULSB98006010669356

Or such other account and/or payment method as Quotient Clinical may notify to the Customer for that purpose from time to time.

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Schedule 2

The Medicines for Human use (Clinical Trials) Regulations 2004

1
For the purposes of the Regulations, Quotient Clinical agrees that it shall act as Legal Representative for the relevant Research throughout the duration of the Research in addition to the other services described in this Agreement and/or the Work Order provided that the Customer fulfils and continues to fulfil all its obligations to Quotient Clinical under this Agreement and the Work Order, including for the avoidance of doubt the obligation to pay all monies due to Quotient Clinical in accordance with the provisions of this Agreement and the Work Order.

2	For the purposes of this schedule 2 any word or phrase with a defined meaning in the Regulations shall be construed in this schedule in accordance with the meanings ascribed in the Regulations.

3
Quotient Clinical shall provide the Customer with a copy of all correspondence from the licensing authority relating to the relevant Research upon request from the Customer and will in any event provide a copy of any authorisation and any notice received from the licensing authority related to the Research within 2 Business Days of its receipt by Quotient Clinical.

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Work Order Number  1

This Work Order is entered into by and between Prana Biotechnology Limited, in Australia under number ACN 080 699 065 whose registered office is at Level 2, 369 Royal Parade, Parkville 3052, Victoria, Australia (“Customer”) and Quotient Clinical Limited, a company registered in England and Wales under number 05221615 whose registered office is at Trent House, Mere Way, Ruddington Business Park, Nottingham NG11 6JS (“Quotient Clinical”) and is supplemental, and entered pursuant, to the Master Services Agreement dated 12th December 2013 between the Customer and Quotient Clinical (“Agreement”).

The parties hereby agree as follows;

1	Work Order

This document and its appendices constitute a “Work Order” under the Agreement. The terms and conditions set out in the Agreement shall apply to this Work Order.

2	Services and Payment of Fees and Expenses

2.1
The specific services to be provided by Quotient Clinical, and the amount(s) to be paid by the Customer to Quotient Clinical in return, pursuant to this Work Order (together with the related timescales, invoicing milestones, and invoicing and payment details) are set forth in the following appendices which shall for all purposes form part of this Work Order:

Appendix 1	Proposal
Appendix 2	Payment Schedule
Appendix 3	Legal Representative

3	Term

This Work Order shall come into force on the date that it has been signed by or on behalf of both parties and shall remain in force in accordance with clause 8 of the Agreement.

4	Amendments

No modification, amendment, or waiver of this Work Order shall be effective unless in writing and duly executed and delivered by each party to the other.

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5	Signatures

Signed by the parties or their duly authorised representatives on the dates set out below

Signed by	)
duly authorised for and on behalf of	)
Quotient Clinical Limited	)
Date

Signed by	)
duly authorised for and on behalf of	)
Prana Biotechnology Limited	)	Geoffrey Kempler, CEO
Date		12 December, 2013

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Appendix 1 Work Order Number 1

“A Phase 1, Open-Label Study of the Absorption, Metabolism, Excretion and the Absolute Bioavailability of PBT2 in Healthy Male Subjects.”

Customer Reference no.:	TBC
QUOTIENT Reference no.:	QBR116882

Proposal

Quotient’s formal proposal reference “QBR116682 Prana Biotechnology Proposal ivMT_ADME version 3” dated 9th December 2013 is attached here:

The services to be provided by Quotient are detailed in sections 3, 6, 8, 9, 10, 11, 12 and 13 of the Proposal.

The division of responsibilities to be applied during provision of the services is detailed in section 7 of the Proposal.

The approximate timeline for study delivery is detailed in section 4 of the Proposal. A detailed Gantt chart will be provided at the point of signature. Once agreed, the Gantt chart will be incorporated into this Work Order

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Appendix 2 Work Order Number 1

In consideration of the services to be provided, a fee of £498,903.00 (Four hundred and ninety eight thousand, nine hundred and three pounds) shall become payable by the Customer. Such fee to be paid in accordance with the following payment schedule:

Payment Schedule

	Payment Milestone – Invoicing Dates	Amount	Value
1	Signature of Work Order	30%	£149,670.90
2	First dosing day	20%	£99,780.60
3	Last subject, last visit	30%	£149,670.90
4	Database lock	10%	£49,890.30
5	Dispatch of draft CSR	5%	£24,945.15
6	Dispatch of final CSR	5%	£24,945.15
Total		100%	£498,903.00

Pursuant to clauses 7.1, 8.6 and 8.7, the QC Non-Cancellable costs associated with recruitment, screening, manufacture and clinical conduct are:

Study Period	Dates	Amount
1	First Subject First Dose Period 1	£22,984
2	First Subject First Dose Period 2	£22,984

Invoices will be addressed to:

Name	Dr. Caroline Herd
Address	Prana Biotechnology Ltd,
Level 2 369 Royal Parade,
Parkvile, VIC 3052, Australia
Phone	+61 (0)3 9349 4906
Fax	+61 (0)3 9348 0377
Email	cherd@pranabio.com

Payments will be made by wire transfer to:

Account	Quotient Clinical Ltd
Bank Name	HSBC Bank PLC
Address	22 Central Avenue
West Bridgford
Nottinghamshire
NG2 5GR
Account No.	81727109
Sort Code	40-35-19
Swift Code	MIDLGB22
IBAN No.	GB69MIDL40351981727109

Or such other account and/or payment method as Quotient Clinical may notify to the Customer for that purpose from time to time.

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Appendix 3

The Medicines for Human use (Clinical Trials) Regulations 2004

1
For the purposes of the Regulations, Quotient Clinical agrees that it shall act as Legal Representative for the relevant Research throughout the duration of the Research in addition to the other services described in this Agreement and/or the Work Order provided that the Customer fulfils and continues to fulfil all its obligations to Quotient Clinical under this Agreement and the Work Order, including for the avoidance of doubt the obligation to pay all monies due to Quotient Clinical in accordance with the provisions of this Agreement and the Work Order.

2	For the purposes of this schedule 2 any word or phrase with a defined meaning in the Regulations shall be construed in this schedule in accordance with the meanings ascribed in the Regulations.

3
Quotient Clinical shall provide the Customer with a copy of all correspondence from the licensing authority relating to the relevant Research upon request from the Customer and will in any event provide a copy of any authorisation and any notice received from the licensing authority related to the Research within 2 Business Days of its receipt by Quotient Clinical.

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Change Order Form
CHANGE ORDER NUMBER: 1	SPONSOR: Prana Biotechnology Limited
DRUG NAME: PBT2	SPONSOR REFERENCE #: PBT2-102
STUDY #: QBR116682
PROJECT MANAGER: Itesh Govan/Sue Sweet
DATE OF REQUEST: 19 Mar 2014	PREPARED BY: Itesh Govan
BRIEFLY DESCRIBE ORIGINAL ASSUMPTION AND NEW REQUEST BELOW:

1.	Prana has confirmed that they would like Quotient to sub-contract the monitoring of the study and have agreed to use Jane Muir of Wirral Clinical Consultancy Limited.

2.	Prana has confirmed that they would like Quotient to perform the QP importation and QP release of capsules (manufactured in Canada and labelled in Australia).

3.	Prana has confirmed that they would like to have the IV plasma samples from Part 1 of the study tested for total radioactivity by AMS at Vitalea.

IMPACT:

1.	Setting up a sub-contract agreement with Jane Muir.

2.	An additional 10 hours of QP resource on the assumption that all supporting documentation requested by Quotient is supplied by Prana.

3.	Inclusion of these additional samples in the Work Order with Vitalea (samples were already being taken for other testing and costs have been received from Vitalea).

TIMING: Effective immediately upon signature
COST OF CONTRACT AMENDMENT:

1.
£8,250 for sub-contact with Jane Muir. This cost does not include travel expenses and any agreed additional activities (see attached proposal from Jane Muir), which will be handled as pass through costs.

2.	£1,375 for 10 hours QP resource.

3.	£20,585 for additional AMS testing at Vitalea.

4.

TOTAL = £30,210

PAYMENT TERMS:

100% on signature

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AMENDMENT:
This Change Order Form shall constitute a Contract Amendment to the Work Order Number 1 between Prana and Quotient Clinical Ltd effected on 12 Dec 2013 and shall apply only to the scope of services and revised payment schedule listed herein or attached hereto. In all other respects the terms and conditions of the Agreement shall remain in full force and effect and shall be applied to this Contract Amendment.

SPONSOR APPROVAL:	QUOTIENT CLINICAL APPROVAL:

Signature	Signature
Name	Name	SIMON A. LEE
Title	Title	CCO
Date	Date	20 March 2014

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